[LETTER TO ACCOMPANY SOLICITATION DATE PROXY ONLY]
SABINE PRODUCTION PARTNERS, LP
512 MAIN STREET, SUITE 1200
FORT WORTH, TEXAS 76102
ATTN: SABINE PRODUCTION MANAGEMENT, LLC
(800) 519-4866

PROPOSED MEETING — YOUR PARTICIPATION IS IMPORTANT
Dear Fellow Unit Holder in Sabine Royalty Trust:
      We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”). Like you, the undersigned Chairman is a holder of units in Sabine Royalty Trust (referred to as “SRT”). We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as “SRT units”) to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT’s 2005 annualized cost levels.
      Based on SRT’s own estimated reserves, SRT’s distributions cannot continue indefinitely. Due to its inherently passive nature, SRT has not acquired and cannot acquire additional properties or interests. Consequently, all of SRT’s assets will, at some point in the future, be depleted and SRT will cease to exist. We believe that production levels now in decline will continue to decline in remaining years. Specifically, although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. We also believe that, but for the recent significant increases in oil and natural gas prices, the level of royalty distributions would also be in decline. As the graphs illustrate, SRT’s oil and natural gas production has been declining as the sale price for oil and natural gas has been increasing. This prospectus/proxy statement requests that you take affirmative action now to change the fundamental business objectives of SRT.

*	The term “Mcfe” means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to 6 thousand cubic feet of natural gas. The above data has been compiled from the reports filed by SRT with the U.S. Securities and Exchange Commission.

**	Annualized from the first nine months of 2005.
      Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner in its discretion. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below.
      To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by one or more banks, including potentially, JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
      We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction — to be initiated by us — as follows:

•	First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and